UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2000.

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from ______to______.

Commission file number: 000-22939

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

XO COMMUNICATIONS, INC. 401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XO Communications, Inc.
11111 Sunset Hills Drive
Reston, Virginia 20190

XO Communications, Inc.
401(k) Savings and Retirement Plan

Table of Contents

Page

Report of Independent Public Accountants	1

Statements of Net Assets Available for Benefits

As of December 31, 2000 and 1999	2

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2000	3

Notes to Financial Statements

As of December 31, 2000 and 1999	4

Schedule of Assets Held for Investment Purposes
As of December 31, 2000	9

Schedules Omitted Because There Were No Such Items

For the Year Ended December 31, 2000:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Loan or Fixed-Income Obligations

Leases in Default or Classified as Uncollectible

Report of Independent Public Accountants

To the Trustees of
XO Communications, Inc.
401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the XO Communications, Inc. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Vienna, Virginia
June 25, 2001

XO Communications, Inc.
401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999

	December 31,

	2000	1999

Assets:

Cash and investments Cash and cash equivalents	$6,610	$550,760

Investments — at fair value (Note 3)	51,611,364	36,381,360

Total cash and investments	51,617,974	36,932,120

Receivables

Participants’ contributions	970,207	275,670

Employer contributions	506,666	179,927

Total receivables	1,476,873	455,597

Net assets available for benefits	$53,094,847	$37,387,717

The accompanying notes are an integral part of these financial statements.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

Additions to net assets attributed to:

Contributions–

Participants’ contributions	$16,248,306

Employer contributions, net of forfeitures	8,236,620

Employee rollovers	3,470,983

Total contributions	27,955,909

Investment income

Net decrease in fair value of investments (Note 3)	(14,569,867)

Interest and dividends	2,539,257

Total investment income (loss)	(12,030,610)

Plan transfers, net	8,581,245

Total additions	24,506,544

Deductions from net assets attributed to:

Benefits paid to participants	(8,799,414)

Total deductions	(8,799,414)

Net increase in net assets	15,707,130

Net assets available for benefits, beginning of year	37,387,717

Net assets available for benefits, end of year	$53,094,847

The accompanying notes are an integral part of this financial statement.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements
As of December 31, 2000 and 1999

1. Plan Description

The following description of the XO Communications, Inc. 401(k) Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Overview

The Plan was established as a defined contribution plan on January 1, 1995, in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and covers eligible employees of XO Communications, Inc. (formerly NEXTLINK Communications, Inc.) and its subsidiaries and certain affiliates (the “Company” or “XO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan allows eligible employees of the Company to contribute to the Plan.

During 2000, the Company acquired Concentric Network Corporation (“Concentric”). Employees who transferred to the Company directly from Concentric were eligible to participate in the Plan effective October 1, 2000. At the time of such transfer, those employees became participants of the Plan.

Plan Amendments

Effective May 1, 2000, the assets of the Plan attributable to the accounts of employees of Eagle River, Inc. and its affiliates were transferred to the trustees of the Eagle River and Affiliates 401(k) Savings and Retirement Plan. Prior to May 1, 2000, the Plan was a multiple employer plan.

Effective October 1, 2000, Plan participants became eligible to participate in the Plan and receive employer matching contributions as of the date of hire. Prior to October 1, 2000, employees were eligible to participate in the Plan after three full months of service and receive employer matching contributions after six full months of service.

Effective November 1, 2000, the Plan changed its name from the Nextlink Communications, Inc. 401(k) Savings and Retirement Plan to the XO Communications, Inc. 401(k) Savings and Retirement Plan.

Plan Administration

Effective October 2, 2000, T. Rowe Price became the plan administrator and trustee for the Plan. Prior to October 2, 2000, Charles Schwab Trust Company served as the trustee and asset custodian and Milliman and Robertson performed record keeping services for the Plan.

Eligibility

Effective October 1, 2000, all employees of the Company, as defined in the Plan document, are eligible to participate. Employees are eligible to receive employer matching contributions immediately upon Plan participation.

Contributions

Participants may elect to defer on a pretax basis up to 20 percent of their eligible pay-period compensation to any of the funds in which the Plan has invested, subject to limits detailed in the IRC. In addition, participants may amend their salary deferral election, with such elections becoming effective immediately, and may change their investment mix on any date. The Company provides a matching contribution equal to 100% of the participant’s contributions up to 5%. Additional profit sharing amounts may be contributed at the discretion of the Company’s board of directors. Contributions are subject to limitations to comply with the nondiscrimination requirements of the IRC.

Plan Transfers

As a result of the Concentric merger, $10,876,978 was transferred into the Plan from the former Concentric 401(k) plan asset custodian, Pan American Life Insurance Company. These assets are included in the net assets available for benefits as of December 31, 2000.

As a result of the asset transfer to the trustees of the Eagle River and Affiliates 401(k) Savings and Retirement Plan, $2,295,733 was transferred out of the Plan.

Vesting

Participants are fully vested in their contributions and actual earnings thereon. Vesting in employer matching contributions is based on years of continuous service. After one year of service, participants vest in the employer matching contributions on a monthly basis. A participant vests according to the following schedule:

Completed Years of Service	Vested Percentage

1 year or less	—%

2 years	40%

3 years	60%

4 years	80%

5 years or more	100%

Participant Loans

A participant may borrow from his or her fund balance a minimum of $1,000 up to a maximum of the lesser of $50,000 minus the highest outstanding loan balance during the previous twelve months or 50% of his or her vested account balance. Principal and interest are repayable through payroll deductions over periods ranging up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may be repaid over fifteen years. The interest rate is fixed and is determined by the rate that is equal to the prime interest rate quoted in the Wall Street Journal on the date the loan is requested, plus 1%. For the year ended December 31, 2000, interest rates on participant loans were between 8.75% and 10.5%. As of December 31, 2000 and 1999, the interest rate for all loans bearing interest was 10.5% and 9.5%, respectively. Loans to participants are recorded at cost, which approximate fair value. In the event of retirement, death, disability, or termination of employment, the loan becomes payable in full.

Forfeited Accounts

Forfeitures consist of that portion of a participant’s account representing employer contributions which are not vested upon termination from service. These accounts will be used to either reduce future employer contributions or administrative expenses of the Plan. As of December 31, 2000 and 1999, there was $52,396 and $87,412, respectively, available to reduce future employer contributions or administrative expenses of the Plan. During 2000, employer contributions were reduced by $70,604 from forfeited nonvested accounts.

Rollovers

New employees are permitted to transfer account balances from qualified plans to the Plan.

Distributions

Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s account. For termination of services for other reasons, a participant may receive the value of his or her vested interest in his or her account. The plan permits “in-service withdrawals” in the case of rollover accounts, attainment of age 59 1/2 and hardship withdrawals. If the participant is invested in XO stock at the time of termination, the participant will receive a distribution in cash unless the employee requests the stock in kind.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s income.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

Investment Valuation

Cash equivalents are stated at cost, which approximates market value. Investments in mutual funds that are traded on a national securities exchange are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the net realized gain or losses and the net unrealized appreciation or depreciation on those investments.

Payment of benefits

Benefit distributions are recorded when payments are made by the Plan.

3. Investments

The fair value of investments representing 5 percent or more of the Plan’s net assets as of December 31, 2000 and 1999, are as follows:

	December 31,

	2000	1999

Balanced Fund, 178,776 and 0 shares at December 31, 2000 and 1999, respectively*	$3,427,135	$—

Blue Chip Growth Fund, 246,145 and 0 shares at December 31, 2000 and 1999, respectively*	8,332,007	—

International Stock Fund, 207,951 and 0 shares at December 31, 2000 and 1999, respectively*	3,019,451	—

Invesco Telecommunications, 202,106 and 0 shares at December 31, 2000 and 1999, respectively	7,332,414	—

Science & Technology Fund, 80,033 and 0 shares at December 31, 2000 and 1999, respectively*	2,846,769	—

Small-Cap Stock Fund, 313,107 and 0 shares at December 31, 2000 and 1999, respectively*	7,473,872	—

Equity Index Trust, 132,767 and 0 shares at December 31, 2000 and 1999, respectively*	4,650,845	—

T. Rowe Price Stable Value Fund, 2,839,054 and 0 shares at December 31, 2000 and 1999, respectively*	2,839,054	—

Charles Schwab Stable Value Fund, 0 and 113,573 shares at December 31, 2000 and 1999, respectively *	—	1,380,052

Invesco Total Return, 0 and 95,832 shares at December 31, 2000 and 1999, respectively	—	2,775,344

Vanguard Winsor II Portfolio, 5,917 and 137,488 shares at December 31, 2000 and 1999, respectively	160,943	3,445,609

Vanguard Index 500, 0 and 22,277 shares at December 31, 2000 and 1999, respectively	—	3,015,015

Advantage International A, 0 and 112,224 shares at December 31, 2000 and 1999, respectively	—	2,196,601

Invesco Worldwide Comm., 0 and 177,750 shares at December 31, 2000 and 1999, respectively	—	9,191,481

Managers Special Equity Fund, 2,174 and 38,065 shares at December 31, 2000 and 1999, respectively	166,948	3,479,916

XO Communications Common Stock, 437,206 and 95,354 shares at December 31, 2000 and 1999, respectively*	7,787,734	7,919,704

Total significant investments	$48,037,172	$33,403,722

*	Parties in-interest

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,569,867 as follows:

Mutual Funds	$(6,346,528)
Collective Investment Trust	(290,936)

Common Stock	(7,932,403)

Net depreciation in fair value of investments	$(14,569,867)

4. Tax Status

The Internal Revenue Service issued a determination letter dated February 4, 1997, stating that the Plan and the related trust was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2000.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, no further contributions may be made to the Plan. In the event of Plan termination, participants would become fully vested in their employer contributions.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31

	2000	1999

Net assets available for benefits per the financial statements	$53,094,847	$37,387,717

Benefit obligations currently payable	–	20,074

Net assets available for benefits per the Form 5500	$53,094,847	$37,367,643

7. Administrative Expenses

Except for certain costs associated with participant initiated transactions, administrative expenses of the Plan are paid by the Company or offset by participant forfeitures. Total expenses of the Plan for the years ended December 31, 2000 and 1999, were $11,516 and $5,001, respectively. The Company also provides administrative support at no cost to the Plan.

8. Party-in-Interest Transactions

During the period from January 1, 2000 to October 1, 2000, the Plan had cash held in a holding account and investments in shares of the Charles Schwab Stable Value Fund, which was managed by the Charles Schwab Trust Company, the trustee for the Plan during this time period. Effective October 2, 2000, T. Rowe Price became the trustee for the Plan and the Plan had cash held in a holding account and investments in shares of several funds which are managed by T. Rowe Price. These transactions qualify as related-party transactions.

XO Communications, Inc.
401(k) Savings and Retirement Plan

Schedule of Assets Held for Investment Purposes
As of December 31, 2000

Identity of Issuer	Description	Current Value

T. Rowe Price Cash Holding Account *	Cash Account	$6,610

PIMCO Total Return Fund	Mutual Funds	80,643

Spectrum Income Fund*	Mutual Fund	2,003,090

Balanced Fund*	Mutual Fund	3,427,135

Blue Chip Growth Fund*	Mutual Fund	8,332,007

International Stock Fund*	Mutual Fund	3,019,451

Invesco Telecommunications Fund	Mutual Fund	7,332,414

Janus Fund	Mutual Fund	413,266

Managers Special Equity Fund	Mutual Fund	166,948

Science and Technology Fund*	Mutual Fund	2,846,769

Small-Cap Stock Fund *	Mutual Fund	7,473,872

Vanguard Windsor II Portfolio	Mutual Fund	160,943

T. Rowe Price Stable Value Fund *	Collective Inv. Trust	2,839,054

Equity Index Trust*	Collective Inv. Trust	4,650,845

XO Communications Common Stock*	Common Stock	7,787,734

Participant Loan Fund (interest rates ranging from 8.75 to 10.5 percent maturing through March 2015)*	Participant Loan Fund	1,077,193

		$51,617,974

*	Parties-in-interest

The accompanying notes are an integral part of this Schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

XO Communications, INC. 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 29, 2001	By:/s/ Wayne M. Rehberger

Senior Vice President and Chief Financial Officer (Principal financial and accounting officer)

Exhibit 23.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form
11-K, into the Company’s previously filed Registration Statements File No. 333-71191 and 333-39414.

Vienna, Virginia
June 25, 2001